SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 10, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1) The Press Release issued on June 10, 2011.

Amsterdam, 10 June 2011
ING CEO Jan Hommen to speak at Goldman Sachs Conference
Today, ING CEO Jan Hommen will address the Goldman Sachs European Financials Conference in Paris, France.
In his presentation, Jan Hommen will address ING’s track record of delivery on the extensive restructuring of ING Group, including the actions that have been taken to separate Banking and Insurance in order to build strong businesses that are ready for the future.
In this context, Jan Hommen will evaluate the substantial measures ING has taken since the peak of the crisis to derisk and deleverage the balance sheet while maintaining loan growth to service our clients.
Mr Hommen will also address the decisive actions ING has taken to further build its capital position, enabling repayment of the second tranche of state support in May 2011. He will reiterate ING’s ambition to repay the remaining EUR 3 billion core Tier 1 securities from own resources from ING Bank. Proceeds from the divestment of the insurance businesses will be used to reduce leverage in both ING Group and Insurance.
Jan Hommen will also provide an update on the progress to meet the restructuring demands of the European Commission. ING is decisively yet prudently preparing the base case of two IPO’s of the Insurance businesses while progress is being made to meet the other restructuring requirements of the EC. We continue to explore strategic options for our Latin American insurance, and we are taking steps towards the divestment of ING Direct USA.
Mr Hommen will finish his presentation by painting the picture of ING Bank post restructuring: a liability driven bank that is well positioned for the future, using its strong deposit gathering capability for future growth while managing its balance sheet efficiently through further integration.
Jan Hommen’s presentation of today can be downloaded at www.ing.com.

Press enquiries	Investor enquiries
Carolien.van.der.Giessen	Alexander Mollerus
+31 20 541 6522	+31 20 541 6482
Carolien.van.der.Giessen@ing.com	Alexander.Mollerus@ing.com
ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 31 March 2011, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: June 10, 2011